

April 8, 2024

Salman Khan
Chief Financial Officer
Marathon Digital Holdings, Inc.
101 NE Third Avenue, Suite 1200
Fort Lauderdale, FL 33301

      Re: Marathon Digital Holdings, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Form 8-K Filed February 28, 2024
           File No. 001-36555

Dear Salman Khan:

      We have reviewed your February 26, 2024 response to our comment letter and have the following comments.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 23, 2024 letter.

Form 10-K for the Fiscal Year Ended December 31, 2023

Note 2 - Summary of Significant Accounting Policies
Digital Assets, page F-10

1.   We note that you early adopted ASU 2023-08 in the fourth quarter of fiscal year ended December 31, 2023, effective January 1, 2023. Please revise to disclose the adjustments to each interim period in accordance with ASC 250-10-50-1(b)(2) or tell us why such disclosures are not required. Also, refer to Item 302(a) of Regulation S-K.

2.   We note that you enacted a voluntary change in accounting principle from LIFO to FIFO during the quarter ended March 31, 2023. Please revise to disclose the effects of these accounting changes on the annual prior periods presented, consistent with comment 4 in our letter dated September 29, 2023. Refer to ASC 250-10-45-15, 50-1, and 50-2 and Rule 3-03(c) of Regulation S-X. In addition, it appears the voluntary change in accounting

principle from LIFO to FIFO was reported through retrospective application to all prior periods in accordance with ASC 250-10-45-5. As such, please clarify your statements throughout that indicate the change was effective January 1, 2023 to indicate the change was applied retrospectively to all prior periods presented. Finally, please tell us what consideration you gave to labeling the prior period financial statements "as adjusted."

Note 8 - Fair Value Measurement, page F-21

3. We note your footnote disclosure indicating that cash and cash equivalents as of December 31, 2023 includes government backed securities and investments. Please revise to provide the disclosures required by ASC 320-10-45-12.

Controls and Procedures
Change in Internal Control Over Financial Reporting, page 55

4. Please revise to disclose whether the other material weaknesses previously identified in your Form 10-Q for the quarterly period ended September 30, 2023 have been remediated. If so, explain in detail the corrective actions you have taken and procedures you have implemented to remediate them. Refer to Item 308(c) of Regulation S-K.

Signatures, page 61

5. The annual report should also be signed by your controller or principal accounting officer. Please revise. Refer to General Instruction D(2)(a) of Form 10-K.

Form 8-K Filed February 28, 2024

Exhibit 99.1

6. We note your disclosure of the non-GAAP measures of net income (loss) excluding the impact of the newly adopted FASB fair value accounting rules and net income (loss) per share excluding the impact of the newly adopted FASB fair value accounting rules. The non-GAAP adjustments to these measures have the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP. Please revise to refrain from presenting these individually tailored non-GAAP measures. Refer to Question 100.04 of Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Please contact Melissa Walsh at 202-551-3224 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Zabi Nowaid